QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Year ended December 31,					Nine Months ended September 30,
	2003	2004	2005	2006	2007	2008
Fixed Charges	7,184	17,192	34,080	54,153	49,191	63,007
Earnings
Add:
(a) Pre-tax income (loss) from continuing operations	(32,517)	6,490	(8,515)	74,498	(59,155)	41,121
(b) Fixed charges	7,184	17,192	34,080	54,153	49,191	63,007
(c) Amortization of capitalized interest	—	53	195	255	478	610
(d) Distributed income of equity investees	—	—	2,441	—	10,840	5,445
(e) Share of pre-tax losses of equity investees	—	—	2,153	(5,316)	(5,309)	(1,932)
Subtract:
(a) Interest capitalized	—	(793)	(2,133)	(900)	(3,344)	(5,035)
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
(c) Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Equals Earnings (Loss)	(25,333)	22,942	28,221	122,690	(7,299)	103,216

Ratio	(3.53)	1.33	0.83	2.27	(0.15)	1.64

QuickLinks

MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges